VIA EDGAR

June 24, 2021

Ms. Irene Barberena-Meissner

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	TradeUP Acquisition Corp. (CIK No. 0001844417)
Withdrawal of Request for Acceleration
Registration Statement Form S-1, as amended (File No. 333-253322)

Dear Ms. Barberena-Meissner:

TradeUP Acquisition Corp. (the “Company”) hereby respectfully requests withdrawal of its acceleration request letter filed as correspondence via EDGAR on June 22, 2021, which requested that the above-referenced Registration Statements become effective on June 24, 2021 at 4:30 p.m., Eastern Time, or as soon as practicable thereafter. The Company is no longer requesting that such Registration Statements be declared effective at this specific date and time and the Company hereby formally withdraws such request for acceleration.

If you have any questions regarding the foregoing, please contact our counsel at Hunter Taubman Fischer & Li LLC, Arila Zhou at 646-457-1136.

Very truly yours,

By:	/s/ Weiguang Yang
Weiguang Yang
Co-Chief Executive Officer